EXHIBIT 4.1


                                                                   David M. Otto
                                                               dotto@ottolaw.com


                                                       July 7, 2004


VIA EMAIL: ghome@iteceg.com


Gary M. DeLaurentiis
President
Itec Environmental Group, Inc.
693 Hi Tec Parkway, Suite 3
Oakdale, California 95361

Re:      Engagement of The Otto Law Group, PLLC

Dear Mr. DeLaurentiis:

This Engagement Agreement confirms the principal terms under which Itec Environmental Group, Inc., a Delaware corporation (the "Company"), agrees to engage The Otto Law Group, PLLC ("Otto Law"). Under this Engagement Agreement, Otto Law will assist the Company with various matters including, without limitation, the following:

         1. Developing and executing the Company's strategic financing and growth plans;

         2. Preparing an offering memorandum and/or prospectus and developing other materials relevant to the Company's financing and growth strategy;

         3. Providing legal advice in connection with and assisting with certain securities, corporate finance, blue sky and investor issues; and

         4. Providing legal advice with respect to the Company's capitalization, corporate organization, potential corporate transactions, corporate governance and other general business matters.

         In connection with the provision of the foregoing services, Otto Law and the Company agree to the following compensation arrangement:

         1. The Company shall engage Otto Law for legal services required in connection with certain corporate governance, corporate finance, securities, contractual and other matters related to the Company's operations and financing;

         2. Otto Law shall bill the Company for fees, primarily on an hourly basis, according to Otto Law's usual and customary charges. Also, Otto Law may adjust its fees for factors such as the amount of work involved in the representation, unusual time constraints, use of prior work product, overall value of the services, and regular periodic firm hourly rate adjustments. Otto Law's hourly rates are as follows: David Otto's hourly rate will be $350.00; the rate for associates will be between $195.00 and $270.00 per hour; and the rate for non-attorney members of our staff will be between $60.00 and $135.00 per hour; and

         3. Otto Law shall receive a retainer in the amount of Ten Million (10,000,000) shares of common stock of the Company (the "Shares"), the proceeds of which will be applied against billable hours. Additionally, the Shares shall be registered by the Company pursuant to the Securities Act of 1933 on a Form S-8 registration statement. The Shares shall be issued to David M. Otto, Principal of Otto Law.

         We look forward to working together and helping the Company achieve its financial and business objectives. If the proposed terms are acceptable to the Company, please sign below and return the signed copy of this Engagement Agreement to me.

         If you have any further questions or concerns, please do not hesitate to contact me.

                                                     Sincerely,

                                                     The Otto Law Group, PLLC

                                                     /s/

                                                     David M. Otto

Agreed and accepted this ____ day of July, 2004

ITEC ENVIRONMENTAL GROUP, INC.





/s/
   --------------------------------
Name:  Gary M. DeLaurentiis
Title: President


                                       8